Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273163

EQT EXETER REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 5 DATED SEPTEMBER 16, 2026

TO THE PROSPECTUS DATED APRIL 23, 2026

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of EQT Exeter Real Estate Income Trust, Inc. dated April 23, 2026, as supplemented by Supplement No. 1 dated May 14, 2026, Supplement No. 2 dated June 15, 2026, Supplement No. 3 dated July 15, 2026 and Supplement No. 4 dated August 17, 2026 (as supplemented, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to “we”, “us”, or “our” refer to EQT Exeter Real Estate Income Trust, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of October 1, 2026;
•
to disclose the calculation of our August 31, 2026 net asset value (“NAV”) per share/unit for all share/unit classes;
•
to provide an update on the current public offering;
•
to update the “Experts” section of the Prospectus; and
•
to disclose our appointment of additional officers.

October 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2026 (and repurchases, if applicable, as of September 30, 2026) is as follows:

Transaction Price (per share)
Class T	$11.25
Class S	$11.27
Class D	$11.27
Class I	$11.27
Class A-I	$11.19
Class A-II	$11.10

As of August 31, 2026, we had not sold any Class S or Class D common shares. The transaction price for each of our Class S and Class D common shares is based on the NAV per share for our Class I common shares as of August 31, 2026. We will separately calculate the NAV per share of each one of our share classes once we have shares of that class outstanding. Class A-I, Class A-II and Class E common shares and Class E units are not sold as part of this offering. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class, except those shares that have not been outstanding for at least one year will be repurchased at 98% of the transaction price.

August 31, 2026 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.eqrt.com. Please refer to the “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for the determination of our monthly NAV. We have included a breakdown of the components of total NAV and NAV per share/unit as of August 31, 2026 along with a comparable breakdown for the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our outstanding classes of common stock as of August 31, 2026 as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of August 31, 2026 ($ and shares/units in thousands):

Components of NAV	August 31, 2026
Investments in real estate at fair value	$483,500
Cash and cash equivalents	34,676
Restricted cash	5,597
Other assets	1,652
Mortgage notes at fair value, net of deferred financing costs	(192,685)
Other liabilities	(4,682)
Management fee payable	(57)
Accrued performance participation allocation	(752)
Accrued distribution fees (1)	0
Preferred stock	(224)
Net asset value	$327,025
Number of outstanding shares/units	27,452

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The table is presented with dollars shown in thousands and amounts that round to less than $1 thousand are reflected as $0 rather than as a dash.

(1) Distribution fees only apply to Class T, Class S and Class D common shares. For purposes of calculating our NAV, we recognize the distribution fees as a reduction of our NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the lifetime cost, up to the applicable fee limit, of the distribution fees as an offering cost at the time we sell Class T, Class S or Class D common shares. As of August 31, 2026, we had accrued $1,357 of distribution fees under GAAP payable to the Dealer Manager related to the sale of Class T shares. The Dealer Manager does not retain any of these fees. The Dealer Manager will reallow (pay) all or a portion of the distribution fees to selected dealers and servicing broker-dealers, and will rebate distribution fees to us to the extent a broker-dealer is not eligible to receive them.

The following table sets forth our total NAV and NAV per share/unit by class as of August 31, 2026 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class T Shares	Class I Shares	Class A-I Shares	Class A-II Shares	Class E Shares	Class E Units	Total
Net asset value	$28	$7,662	$31,114	$46,908	$1,661	$239,652	$327,025
Number of outstanding shares/units	2	680	2,782	4,224	136	19,628	27,452
NAV per share/unit as of August 31, 2026	$11.25	$11.27	$11.19	$11.10	$12.21	$12.21

The valuation of our investments in real estate as of August 31, 2026 was provided by Altus Group U.S. Inc., our Independent Valuation Advisor. The weighted averages for certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.32%	5.84%

A change in these assumptions would impact the calculation of the value of the investments in real estate. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on the value of the investments in real estate:

Input	Hypothetical Change	Industrial Property Values
Discount Rate	0.25% decrease	1.99%
(weighted average)	0.25% increase	(1.82%)
Exit Capitalization Rate	0.25% decrease	2.85%
(weighted average)	0.25% increase	(2.54%)

Our total NAV presented in the following tables includes the NAV of our outstanding classes of common stock as of July 31, 2026 as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of July 31, 2026 ($ and shares/units in thousands):

Components of NAV	July 31, 2026
Investments in real estate at fair value	$481,600
Cash and cash equivalents	29,615
Restricted cash	5,597
Other assets	1,834
Mortgage notes at fair value, net of deferred financing costs	(193,283)
Other liabilities	(4,348)
Management fee payable	(53)
Accrued performance participation allocation	(630)
Accrued distribution fees (1)	0
Preferred stock	(222)
Net asset value	$320,110
Number of outstanding shares/units	27,060

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The table is presented with dollars shown in thousands and amounts that round to less than $1 thousand are reflected as $0 rather than as a dash.

(1) Distribution fees only apply to Class T, Class S and Class D common shares. For purposes of calculating our NAV, we recognize the distribution fees as a reduction of our NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the lifetime cost, up to the applicable fee limit, of the distribution fees as an offering cost at the time we sell Class T, Class S or Class D common shares. As of July 31, 2026, we had accrued $1,378 of distribution fees under GAAP payable to the Dealer Manager related to the sale of Class T shares. The Dealer Manager does not retain any of these fees. The Dealer Manager will reallow (pay) all or a portion of the distribution fees to selected dealers and servicing broker-dealers, and will rebate distribution fees to us to the extent a broker-dealer is not eligible to receive them.

The following table sets forth our total NAV and NAV per share/unit by class as of July 31, 2026 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class T Shares	Class I Shares	Class A-I Shares	Class A-II Shares	Class E Shares	Class E Units	Total
Net asset value	$28	$7,002	$30,806	$43,013	$1,644	$237,617	$320,110
Number of outstanding shares/units	2	625	2,772	3,897	136	19,628	27,060
NAV per share/unit as of July 31, 2026	$11.18	$11.21	$11.12	$11.04	$12.11	$12.11

Status of our Current Public Offering

Our public offering was declared effective by the SEC on August 1, 2023, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have sold 697,722.89 Class I shares and 2,447.21 Class T shares in the primary offering for gross offering proceeds of approximately $7,460,258. We have issued 22,559.19 Class I shares and 56.83 Class T shares pursuant to our distribution reinvestment plan for a total value of approximately $245,997. As of the date hereof, we have not sold any Class S or Class D shares in this offering. As of the date hereof, $4,992,293,745 in shares remain available for sale pursuant to this offering, including up to $999,754,003 in shares pursuant to our distribution reinvestment plan. We intend to offer and sell shares in our public offering on a monthly basis.

Experts

The statements included in this Supplement under the section titled “August 31, 2026 NAV per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.

Our Appointment of Additional Officers

The following supplements the disclosure in the “Management – Directors and Executive Officers” section of the Prospectus:

On August 24, 2026, our board of directors appointed Rebecca Barrett as our Secretary and Danielle Domzalski as our Vice President. Brian Fogarty, who had previously served as both our Secretary and our Chief Legal Officer, continues to serve as our Chief Legal Officer, reflecting our board of directors’ decision to separate the offices of Chief Legal Officer and Secretary.

Ms. Barrett, age 33, has served as Legal Director, Real Estate US of EQT Real Estate since October 2025, where she leads EQT Real Estate's legal operations in the United States. In her role at EQT Real Estate, Ms. Barrett is responsible for US legal matters, which includes fund and entity formation, leasing, acquisitions, asset management, resolving disputes, and negotiating and managing third-party contracts. Ms. Barrett collaborates closely with the executive team, including the Global Head of Legal Real Estate and Chief Financial Officer, to drive EQT Real Estate's corporate legal strategies, including the launch of EQT Exeter Real Estate Income Trust, Inc. Her role extends to managing outside counsel and liaising with third-party service providers to support EQT Real Estate's real estate endeavors. Prior to her role as Legal Director, Real Estate US of EQT Real Estate, Ms. Barrett was Vice President, Senior Legal Counsel of EQT Real Estate from March 2022 to October 2025. Prior to joining EQT Real Estate, from November 2018 to March 2022, Ms. Barrett managed Campbell Soup Company's "Snacks" real estate portfolio, where she handled all property acquisitions, dispositions, and leasing. Ms. Barrett started her legal career in 2017 as an attorney in the real estate and corporate group at a Delaware-based law firm, Baird Mandalas Brockstedt. Ms. Barrett holds a J.D. from Villanova University School of Law and is admitted to practice law in Delaware and Pennsylvania. She also holds a BA degree in Political Science, with a minor in Criminology and Philosophy, from Cabrini College.

Ms. Domzalski, age 36, has served as a Managing Director, CFO Office of EQT Real Estate since January 2026, after previously serving as Director and a Vice President in the CFO Office since May 2022, where her responsibilities include corporate strategy initiatives, financial and operational analysis, forecasting, fund/performance modeling, liquidity management, investor services, and various analytical support to multiple business units within the organization. She is also responsible for cash management/forecasting for EQT Real Estate's closed-end funds in the US as well as other global finance initiatives across the organization. Before joining EQT Real Estate, Ms. Domzalski was a Portfolio Manager at LBC Credit Partners from March 2018 to May 2022 where she focused on evaluating portfolio company financial performance, underwriting add-on acquisitions, syndicating financing to co-lenders, and working through restructuring situations. She also led the firm's valuation processes alongside third-party valuation specialists. Prior to her time at LBC Credit Partners, Ms. Domzalski served on the Portfolio Management team at FS Investments from November 2014 to March 2018. Her role involved evaluating prospective investment opportunities, monitoring fund NAV performance, creating and analyzing various fund financial models, and overseeing fund valuation processes with third-party valuation specialists. Ms. Domzalski began her career in 2012 as an Investment Adviser Representative with ING Financial Partners where she previously held her Series 7 and 66 licenses. Ms. Domzalski is an active CFA® Charterholder. She earned her MBA with a concentration in Finance from the Robert H. Smith School of Business at the University of Maryland. She also earned both a BS in Finance and a BS in Mathematics from the University of Maryland.

On August 25, 2026, we entered into indemnification agreements with Mses. Barrett and Domzalski in substantially the same form as those we have entered with each of our directors and officers.